SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Papa Murphy’s Holdings, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

698814100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

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CUSIP No. 698814100

1	NAMES OF REPORTING PERSONS AI PM Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 986,576
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 986,576
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 16,941,265 outstanding shares of common stock as of November 7, 2014 as reported on the Issuer’s Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 11, 2014.

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CUSIP No. 698814100

1	NAMES OF REPORTING PERSONS Access Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 986,576
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 986,576
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Based on 16,941,265 outstanding shares of common stock as of November 7, 2014 as reported on the Issuer’s Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 11, 2014.

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CUSIP No. 698814100

1	NAMES OF REPORTING PERSONS Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 986,576
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 986,576
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Based on 16,941,265 outstanding shares of common stock as of November 7, 2014 as reported on the Issuer’s Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 11, 2014.

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CUSIP No. 698814100

Item 1.

(a)	Name of Issuer:

Papa Murphy’s Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of:

AI PM Holdings LP

Access Industries, Inc.

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence

AI PM Holdings LP

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Len Blavatnik

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

(c)	Citizenship:

AI PM Holdings LP is a partnership organized under the laws of the State of Delaware.

Access Industries, Inc. is a corporation organized under the laws of the State of New York.

Mr. Blavatnik is a citizen of the United States of America.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

698814100

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Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

986,576 shares of the Issuer’s Common Stock are owned directly by AI PM Holdings LP (“AIPM”). Each of Access Industries, Inc. (“Access”) and Len Blavatnik may be deemed to beneficially own the shares of common stock held directly by AIPM. Access is the general partner of AIPM and, as a result, may be deemed to have voting and investment control over the shares of common stock owned directly by AIPM. Len Blavatnik controls Access and, as a result, may be deemed to share voting and investment power over the shares of common stock held by AIPM. Access and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIPM, disclaim beneficial ownership of the shares of common stock held by AIPM.

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(b)	Percent of class:

5.82%*

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

AIPM has sole power to vote or direct the vote of 986,576 shares.

(ii) Shared power to vote or to direct the vote:

Access and Len Blavatnik may be deemed to have shared power to vote or direct the vote of 986,576 shares. Each of Access and Mr. Blavatnik disclaims such beneficial ownership of such shares.

(iii) Sole power to dispose or to direct the disposition:

AIPM has sole power to dispose or direct the disposition of 986,576 shares.

(iv) Shared power to dispose or to direct the disposition:

Access and Len Blavatnik may be deemed to have shared power to dispose or direct the disposition of 986,576 shares. Each of Access and Mr. Blavatnik disclaims such beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

*	Based on 16,941,265 outstanding shares of common stock as of November 7, 2014 as reported on the Issuer’s Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 11, 2014.

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Item 10.	Certification.

Not Applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

AI PM HOLDINGS LP	By: Access Industries, Inc., its General Partner

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS INDUSTRIES, INC.	/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

*
Signature

Len Blavatnik
Name

*	The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact

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